Exhibit 99.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-126038, 333-126039, 333-126040, 333-151243, 333-151251, 333-174376, 333-181116 and 333-188805 on Form S-8 of our reports dated February 18, 2015 relating to the consolidated financial statements of Goldcorp Inc. and the effectiveness of Goldcorp Inc.’s internal control over financial reporting appearing in this Current Report on Form 6-K of Goldcorp Inc.

/s/ Deloitte LLP

Chartered Accountants
Vancouver, Canada
February 18, 2015